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Vincent J. McGill Partner	TELEPHONE: (212) 779-9910 FAX: (212) 779-9928 Direct Dial: (212) 561-3604 Email: vmcgill@evw.com

March 3, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Mara L. Ransom, Assistant Director

Re:	Banjo & Matilda, Inc. Form 8-K Filed November 18, 2013 File No. 000-54277

Dear Ms. Ransom:

This letter is in response to the Staff’s comment letter dated December 16, 2013 (the “Staff Letter”) on the Form 8-K (the “8-K Filing”) of Banjo & Matilda, Inc. (the “Company”) filed with the Securities and Exchange Commission on November 18, 2013.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith Amendment No. 1 to the 8-K Filing (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

In Store, page 7

1.
We note your reference to “through our own store(s)…,” but based on your disclosures elsewhere in your filing it appears that you do not have any retail stores. In this regard, on page 15 in your Management’s Discussion and Analysis of Financial Condition and Results of Operations, under the heading Retail Stores you disclose that you plan to roll out retail stores.  Please reconcile your disclosures.

Response:  As noted on page 14 of the 8-K Filing, the Company maintains a showroom at 76 William Street, Paddington, NSW, Australia.  The Company generates sales at this showroom as well as through occasional pop up stores (short-term, temporary retail spaces).  Consequently, the Company has revised the disclosure on page 7 to indicate that it markets to customers through its showroom and occasional pop up stores.

Management's discussion and analysis of financial condition . . . , page 14

U.S Securities and Exchange Commission
Division of Corporation Finance
March 3, 2014
Page -2-

Liquidity, page 17

2.	Please identify and separately describe any internal and external sources of liquidity that you have, and briefly discuss any material unused sources of liquid assets.

Response: This section has been revised to, among other things, note the Company’s limited access to credit and need to increase its credit lines to grow its business.

3.	Please discuss your loan transactions with Harborsafe Holdings that are referenced on page 20 or tell us why you believe you do not need to address those transactions in your liquidity discussion.

Response: Discussion of the transaction with Harboursafe Holdings, as well as those with Rayment Key, has been added to this section.

Exhibit 99.1 Financial Statements

General

4.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Response: The financial statements have been updated as required.  In order to provide the reader with a "complete" set of financial statements, there have been included in this filing the Company's financial statements for the three months ended September 30, 2013 and 2012, along with the three and six months ended December 31, 2013 and 2012.

Exhibit 99.2 Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 1

5.	Please update the pro forma unaudited balance sheet date in accordance with Rule 8-05 of Regulation S-X.

Response: The pro forma unaudited balance sheet has been updated as required.

6.	Please disclose the total number of pro forma shares outstanding at the balance sheet date.

Response: The number of pro forma shares outstanding has been disclosed on the pro forma balance sheet.

U.S Securities and Exchange Commission
Division of Corporation Finance
March 3, 2014
Page -3-

Unaudited Pro Forma Condensed Combined Income Statement, page 2

7.	Please revise to present pro forma statements of operations for only your most recent fiscal year and subsequent interim period.

Response: The presentation of the pro forma statements of operations has been revised as requested.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 4

Note 1 – Basis for Pro Forma Presentation, page 4

8.
We note you state that your pro forma condensed combined balance sheet assumes the acquisition took place on July 1, 2012. Please revise to present your pro forma balance sheet as if the reverse recapitalization took place on the most recent balance sheet date provided in your filing.

Response: The pro forma condensed combined balance sheet has been revised as directed.

9.
Please ensure your pro forma statements of operations is presented assuming the reverse recapitalization took place at the beginning of the earliest period presented.  Accordingly, for the year ended June 30, 2013 and the interim period ended September 30, 2013, the pro forma statements should be presented as if the reverse recapitalization took place on July 1, 2012.

Response: The pro forma statement of operations has been revised as directed.

Changes In and Disagreements With Independent Accountants

10.
Unless the same independent accountant audited and reported on the most recent financial statements of both the legal acquirer and the accounting acquirer, a reverse acquisition always results in a change in accountants. Accordingly, please provide all of the disclosures required by Item 304 of Regulation S-K under Item 4.01 of your Form 8- K.  Please treat the accountant that will no longer be associated with your financial statements as the predecessor accountant.  .

Response: On January 15, 2014, the Company filed a Form 8-K to report the change in accountants and the disclosure has been included in the Amendment to the Form 8-K.

11.
As required by Item 14 of Form 10, please report any change in accountants that occurred during Banjo & Matilda Pty Ltd.’s two most recent fiscal years and any subsequent interim period.  Any such change should be reported even if a successor accountant re-audits all of the periods of financial statements contained in the Form 8-K.  If there has been any such change, provide all of the disclosures required by Item 304 of Regulation S-K.

Response: Since its inception, Banjo & Matilda Pty Ltd. has not hired any auditor or accounting firm other than Lichter, Yu & Associates.

U.S Securities and Exchange Commission
Division of Corporation Finance
March 3, 2014
Page -4-

There is annexed to this response letter the representations of the Company requested by the Staff Letter.

If there are any questions with regards to the forgoing please call me at (212) 561-3604 or, in my absence, Mark Orenstein at (212) 561 3638.

Very truly yours,

/s/ Vincent J. McGill

Banjo & Matilda, Inc.
76 William Street
Paddington, NSW 2021 Australia

March 3, 2014

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Randsom:

Pursuant to your letter dated December 16, 2013 (the "Comment Letter") addressed to the undersigned with respect to the Current Report on Form 8-K of Banjo & Matilda, Inc. (the “Company”), Commission File No. 000-54277 (the “filing”), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

BANJO & MATILDA, INC.

By: /s/ Brendan Macpherson
      Brendan Macpherson
      Chief Executive Officer